AGENiX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

07023027

SEC#82-5258

13 April 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

<u>Re: Submission Under Rule 12g3-2(b) - Agenix Limited</u>

We refer to the attached announcements that were made to the Australian Stock Exchange on 10 and 12 April 2007.

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

AGENiX

10 April 2007

Withdrawal of proposed resolution

Agenix advises that proposed Resolution 3 (Grant of options to senior management team) contained in the recent notice of meeting sent to shareholders is withdrawn and will not be put to the extraordinary general meeting of members to be held on 17 April 2007 for consideration.

Proposed Resolutions 1 and 2 relate to approvals required for the proposed acquisition of Shanghai Rui Guang Bio-Pharma Development Co., Ltd (**SHRG**). Proposed Resolution 3 relates to the proposed grant of options in Agenix to the Managing Director (which was part of a grant to senior management employees).

Due to a drafting error, instead of providing that Resolutions 1 and 2 were interdependent, the notice of meeting provides that Resolutions 1 to 3 are interdependent. This would have had the effect of making the proposed acquisition of SHRG conditional upon the approval of the proposed grant of options to the Managing Director.

That is not Agenix's intention. Resolution 3 was intended to be a separate stand alone resolution unrelated to the proposal to acquire SHRG. Accordingly Resolution 3 is withdrawn.

Agenix intends to seek shareholder approval for the proposed grant of options to the Managing Director at the next general meeting.

END

For more information, please contact:

Mr Tony Finn
Joint Company Secretary
Agenix Limited
Ph: 61 7 3370 6311

AGENiX

Agenix Limited
(ABN 58 009 213 754)
7 Durbell Street
Acacia Ridge QLD 4110
Australia
Tel: +61 (0) 7 3370 6396
Fax: +61 (0) 7 3370 6370

10 April 2007

Dear Shareholder

Extraordinary General Meeting - withdrawal of proposed Resolution 3 (grant of options to senior management team)

Agenix recently advised the market that proposed Resolution 3, which sought shareholder approval for a grant of options, would be withdrawn and would not be put to the extraordinary general meeting of members to be held on 17 April 2007 for consideration.

A copy of the announcement which was made to ASX on 10 April 2007 is **enclosed** for your reference.

The withdrawal of the proposed resolution does not affect the other business to be considered at the meeting and your Directors continue to recommend that shareholders vote to approve the proposed acquisition of Shanghai Rui Guang Bio-Pharma Development Co., Ltd.

If you have any questions about how the withdrawal may affect you, please contact Tony Finn, Joint Company Secretary on (07) 3370 6311.

Yours sincerely

Ravindran (Ravi) Govindan
Chairman

AGENIX

10 April 2007

Withdrawal of proposed resolution

Agenix advises that proposed Resolution 3 (Grant of options to senior management team) contained in the recent notice of meeting sent to shareholders is withdrawn and will not be put to the extraordinary general meeting of members to be held on 17 April 2007 for consideration.

Proposed Resolutions 1 and 2 relate to approvals required for the proposed acquisition of Shanghai Rui Guang Bio-Pharma Development Co., Ltd (**SHRG**). Proposed Resolution 3 relates to the proposed grant of options in Agenix to the Managing Director (which was part of a grant to senior management employees).

Due to a drafting error, instead of providing that Resolutions 1 and 2 were interdependent, the notice of meeting provides that Resolutions 1 to 3 are interdependent. This would have had the effect of making the proposed acquisition of SHRG conditional upon the approval of the proposed grant of options to the Managing Director.

That is not Agenix's intention. Resolution 3 was intended to be a separate stand alone resolution unrelated to the proposal to acquire SHRG. Accordingly Resolution 3 is withdrawn.

Agenix intends to seek shareholder approval for the proposed grant of options to the Managing Director at the next general meeting.

END

For more information, please contact:

Mr Tony Finn
Joint Company Secretary
Agenix Limited
Ph: 61 7 3370 6311

AGENIX

12 April 2007

Notice under section 708A(5)(e) of the Corporations Act

Agenix Limited ("Company") announced on 28 March 2007 that it raised $3.5 million through a placement of 31.9 million shares at $0.11 to institutions and sophisticated investors. On 12 April 2007 the Company issued approximately 24.4 million of the placement shares, with the remaining 7.5 million shares to be settled and issued in the near future.

The Company gives notice under paragraph 708A(5)(e) of section 708A of the Corporations Act to confirm that:

1. The Company issued the above issued shares without disclosure to the relevant parties under Part 6D.2 of the Act.
2. As at the date of this notice, the Company has complied with:
   a. the provisions of Chapter 2M of the Act (as applicable to the Company); and
   b. Section 674 of the Act.
3. At the date of this notice there is no excluded information (as defined in paragraph (7) of Section 708A of the Act) which is required to be disclosed by the Company.

Tony Finn
Joint Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AGENIX LIMITED

ABN

58 009 213 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,389,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as part satisfaction of the private placement announced 28 March 2007. Funds will assist with the funding of the initial cash component of the SHRG acquisition announced to the market on 14 February 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	236,984,820	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,023,200	Employee options Expiry date: 20/07/07 Exercise price: $0.3228
		465,000	Employee options Expiry date: 25/07/08 Exercise price: $0.3328
		850,000	Employee options Expiry date: 21/07/09 Exercise price: $0.4128
		250,000	Employee Options Expiry Date 22/09/09 Exercise Price $0.3928
		953,250	Employee Options Expiry Date 21/07/10 Exercise Price $0.6728
		1,250,000	Employee Options Expiry Date 18/11/10 Exercise Price $0.5428
		1,354,500	Employee Options Expiry Date 21/07/11 Exercise Price $0.2928
		200,000	Employee Options Expiry Date 01/01/12 Exercise Price $0.40
		1,496,250	Employee Options Expiry Date 21/07/12 Exercise Price $0.22
		4,000,000	Employee Options Expiry Date 15/12/11 Exercise Price $0.53
		500,000	Employee Options Expiry Date 21/07/12 Exercise Price $0.25
		12,342,200	Total

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Tony Finn
JOINT COMPANY SECRETARY
12 April 2007

== == == == ==

END

+ See chapter 19 for defined terms.